Exhibit 99.3

FAIRMONT HOTELS & RESORTS INC.

LETTER OF TRANSMITTAL
DESCRIPTION OF SHARES TRANSMITTED

Name and Address of
Registered Holder	Number of Shares
(Complete or Correct as Required)	Held in this Account	PIN

X

NOTE: IF NECESSARY, PLEASE CORRECT THE ABOVE ADDRESS IN INK.

IMPORTANT INSTRUCTIONS FOR ACCEPTING THE PROGRAM:

(1) ATTACH YOUR UNSIGNED SHARE CERTIFICATE(S) TO THIS LETTER OF TRANSMITTAL

(2) COMPLETE EACH SECTION MARKED WITH A RED “X”

(3) RETURN THIS FORM WITH YOUR SHARE CERTIFICATE(S) IN THE RETURN ENVELOPE TO:

Georgeson Shareholder Communications Canada, Inc. 66 Wellington Street West Toronto Dominion Centre, TD Tower Suite 5210, Box 240 Toronto, Ontario M5K 1J3

(4) IF YOU CANNOT LOCATE YOUR SHARE CERTIFICATE(S), PLEASE READ THE DECLARATION ON THE REVERSE SIDE OF THIS LETTER.

(5) IF YOU NEED ASSISTANCE, PLEASE CALL TOLL FREE 1-866-254-3086 FOR ENGLISH OR 1-866-337-5431 FOR FRENCH.

I WISH TO SELL ALL MY FAIRMONT HOTELS & RESORTS INC. COMMON SHARES (“Shares”), pursuant to the Program described in the Letter, Additional Information and Questions and Answers, dated October 2, 2002, receipt of which is acknowledged and I am therefore delivering the share certificate(s) as described above. I irrevocably appoint Georgeson Shareholder Communications Canada, Inc. as my agent with respect to the transmitted Shares. I have full authority to sell and transfer the Shares transmitted and the purchaser will acquire good and marketable title, free and clear of all liens, charges, claims, encumbrances, and equities. I owned, on October 1, 2002, 99 or fewer Shares and I am submitting all my shares. I will execute any additional documents necessary or desirable to complete the sale and transfer of the transmitted shares.

PLEASE DATE AND SIGN HERE

Date:____________________________, 200_____

Please sign exactly as your name(s) appears on the label affixed to this Letter of Transmittal. Each joint owner must sign; if one or more owners are deceased, the other(s) must sign and enclose a copy of the death certificate	X	__________________________________________ AUTHORIZED SIGNATURE(S)
	X	__________________________________________ AUTHORIZED SIGNATURE(S)

Phone number where you can be reached during normal business hours		Please provide your Social Insurance Number/Social Security Number:

X (_________) __________________________	X

Note: If a Share certificate(s) is not presented along with this signed Letter of Transmittal, the Share certificate(s) not presented will be deemed lost and your signature will acknowledge that you agree to the terms and conditions of the Declaration on the back of this form.

DECLARATION FOR LOST SHARE CERTIFICATE(S) OF
FAIRMONT HOTELS & RESORTS INC.

(ONLY FOR USE IF YOU HAVE LOST ONE OR MORE OF YOUR SHARE CERTIFICATES)

The undersigned person(s), declares that:

I am the lawful owner of the described share certificate(s). The share certificate(s) has not been endorsed, cashed, negotiated, transferred, assigned or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it/them and make this Declaration for the purpose of exchanging or inducing the sale of the certificate(s) without surrender of the certificate(s), and hereby agree to surrender the certificate(s) for cancellation should I, at any time, find the certificate(s). I, in consideration of the proceeds of the sale, agree to completely indemnify, protect and save harmless Fairmont Hotels & Resorts Inc., Computershare Trust Company of Canada, Georgeson Shareholder Communications Canada, Inc., Travelers Casualty and Surety Company of Canada, and any other party to the transaction (the “Obligees”), from and against all loss, costs and damages, including court costs and attorneys’ fees, which they may be subject to or liable for in respect of the cancellation and replacement of the certificate(s), sale of Shares represented thereby and the distribution of proceeds of the certificate(s). The rights accruing to the Obligees under the preceding sentences shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligation on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a Cdn $1.50 per lost share fee is to be deducted from my proceeds in consideration of replacing my missing Shares. Surety protection for the Obligees is provided under Bond #985 S 101133112 BCK issued by Travelers Casualty and Surety Company of Canada.

PLEASE SIGN THE FRONT OF THE LETTER OF TRANSMITTAL

If you do not have a record of your certificate number(s) the numbers will be researched. This research might cause a delay in the sale of your Shares.

Any question or requests for assistance may be directed to Georgeson Shareholder Communications Canada, Inc. whose address and telephone number is:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA, INC.
66 Wellington Street West
Toronto Dominion Centre, TD Tower
Suite 5210, Box 240
Toronto, ON M5K 1J3
shareholder@georgesonshareholder.com

Toll-Free 1-866-254-3086 for English
or 1-866-337-5431 for French